June 30, 2011

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Ms. Mara Ransom, Legal Branch Chief Mr. Chris Chase, Attorney-Advisor Ms. Lilyanna Peyser, Attorney-Advisor

Re:	Form S-3 filed June 9, 2011 (File No. 333-174787) by Energy Future Intermediate Holding Company LLC (“EFIH”) and EFIH Finance, Inc. (“EFIH Finance” and, together with EFIH, the “Registrant”) relating to the registration of the Registrant’s 9.75% Senior Secured Notes due 2019 (the “9.75% Notes”) and 10.000% Senior Secured Notes due 2020 (the “10.000% Notes” and, together with the 9.75% Notes, the “Notes”)

Ladies and Gentlemen:

Set forth below is a response to the comment made during our telephone conversation on June 23, 2011, in which the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) asked for additional information relating to the Registrant’s eligibility to use Form S-3 to register future resales of the Notes for market-making purposes by Goldman, Sachs & Co. (“Goldman”) and its affiliates.

Factual Background

Organizational Matters

EFIH is a wholly-owned subsidiary of Energy Future Holdings Corp. (“EFH”). EFH, a Texas corporation, is a Dallas-based holding company that owns a number of subsidiaries engaged in both the competitive electricity market and the regulated electricity transmission and distribution business in the State of Texas.

EFIH S-3 Response Letter

June 30, 2011

EFH is a subsidiary of Texas Energy Future Holdings Limited Partnership (“TEF”), a Delaware limited partnership, formed as the entity through which investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), TPG Capital, L.P. (“TPG”) and Goldman (collectively with KKR and TPG, the “Sponsors”) and their fellow investors acquired EFH in 2007. As of the date of this letter, TEF owns approximately 98% of the capital stock of EFH, with the remainder owned by EFH management and non-Sponsor-affiliated directors and advisers. The Sponsors indirectly and collectively own approximately 60% of EFH’s capital stock on a fully-diluted basis through their equity investments in TEF. However, affiliates of Goldman own only 18.28% of TEF’s limited partnership interests. As a limited partnership organized under Delaware law, TEF’s activities are controlled solely by its general partner.

The general partner of TEF is Texas Energy Future Capital Holdings LLC (“Texas Capital”). Affiliates of Goldman collectively own 27.02% of Texas Capital’s outstanding membership interests, while affiliates of KKR and TPG collectively own 37.05% and 27.01% of Texas Capital’s membership interests, respectively. All decisions of Texas Capital require the approval of at least two of the Sponsors, and no single Sponsor (including Goldman) has the ability to control the decisions of Texas Capital (and indirectly TEF).

The EFH board of directors is comprised of sixteen directors, of which Goldman affiliates have the power to appoint three directors. Each of the Sponsors’ designated EFH directors is free to vote as he/she sees fit, and each of the Sponsors is free to vote its membership interests as such Sponsor sees fit, subject to the obligation to vote in favor of the election of the other Sponsors’ designated directors (each Sponsor is eligible to appoint three designated directors to EFH’s board of directors).

As a result of this organizational framework, neither Goldman nor any of its affiliates controls decisions regarding EFH or EFIH.

The Notes

In November 2009, the 9.75% Notes were issued in exchange for other outstanding notes of EFH and its affiliates pursuant to an exchange offer registered under the Securities Act of 1933 on Form S-4. Goldman acted as a dealer manager in the exchange offer. The 9.75% Notes are listed on the New York Stock Exchange (ticker TXUI 19) and were registered under Section 12(b) of the Securities Exchange Act of 1934 pursuant to a Form 8-A filed in November 2009. As of March 31, 2011, approximately $141 million of the 9.75% Notes were outstanding.

EFIH S-3 Response Letter

June 30, 2011

In August 2010, the 10.000% Notes were issued in exchange for other outstanding notes of EFH pursuant to an exchange offer registered under the Securities Act of 1933 on Form S-4. Goldman acted as a dealer manager in the exchange offer. The 10.000% Notes are listed on the New York Stock Exchange (ticker TXUI 2) and were registered under Section 12(b) of the Securities Exchange Act of 1934 pursuant to a Form 8-A filed in August 2010. As of March 31, 2011, approximately $2.18 billion of the 10.000% Notes were outstanding.

Market Makers

We believe that approximately ten large investment banks and an additional 15 to 20 non-traditional banks act as market makers with respect to the Notes. Goldman does not currently act as a market maker with respect to the Notes, but would like to do so as a service to its clients.

Analysis of Form S-3 Eligibility

A registrant’s use of Form S-3 requires that the registrant meet the applicable Registrant Requirements in General Instruction I.A of Form S-3 and that the transaction being registered meet one of the Transaction Requirements of General Instruction I.B of Form S-3. EFIH meets the applicable Registrant Requirements, and we understand from our conversation that the Staff has not raised any comment with respect to the Registrant Requirements. We believe the transaction being registered meets the Transaction Requirement for using Form S-3 because it meets the requirements of General Instruction I.B.3 (Transactions Involving Secondary Offerings) (“Instruction I.B.3”).

There are two prongs to the eligibility test under Instruction I.B.3:

(i)	the securities to be registered must be outstanding securities offered for the account of a person other than the issuer (including certain securities acquired by standby underwriters) [emphasis added]; and

(ii)	securities of the same class must be listed and registered on a national securities exchange.

As noted in the Factual Background section of this letter, each class of Notes is listed on the New York Stock Exchange, which is a national securities exchange.

Accordingly, the second prong of the eligibility test is met.

The plain language of the first prong of the eligibility test is met because, as noted in the Factual Background of this letter, the Notes are currently outstanding

EFIH S-3 Response Letter

June 30, 2011

securities that are being offered for the account of Goldman (not EFIH) solely to the extent it acquires any of the Notes in its capacity as a market maker. Goldman is not the issuer or even a direct or indirect parent company of the issuer, although it may be deemed to be an affiliate of the issuer.

Notwithstanding that the transaction complies with the plain language of Instruction I.B.3, we understand that the Staff does not permit a transaction to rely on Instruction I.B.3 when the offering constitutes an “indirect primary offering” (i.e., when an affiliate is acting as an underwriter on behalf of an issuer). We also understand from our conversations that a selling securityholder’s status as an affiliate of the issuer does not, by itself, render Instruction I.B.3 unavailable for market making transactions, although affiliate status may raise the question of whether an indirect primary offering is involved. Finally, we understand from our conversations that you do not assert that Form S-3 may never be used to register market maker transactions. In other words, Form S-3 may be used to register the resale of securities an affiliate acquires in market maker transactions if the transaction registered does not otherwise constitute an indirect primary offering of securities.1

In the past, the Staff stated that secondary sales by affiliates may be made under Instruction I.B.3. “even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”2 Because this guidance from the Telephone Interpretation Manual is not repeated in the Staff’s current Compliance and Disclosure Interpretations, we are not certain how clear the facts must be to overcome the plain language of General Instruction I.B.3 and re-characterize a transaction as an indirect primary offering.

The Staff’s current Compliance and Disclosure Interpretations state that “[i]t is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.”3 The Staff further notes, “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”4

[1]

As opposed to the transactions involving the Notes described herein, non-affiliate market makers have no need to register resales because they can rely on an exemption in Section 4 of the Securities Act of 1933.

[2]	See Manual of Publicly Available Telephone Interpretations – Securities Act Form S-3 – Interpretation No. 20 [emphasis added].
[3]	CD&I – Securities Act Forms – Section 214. Form S-3 – General – 214.02
[4]	Id.

EFIH S-3 Response Letter

June 30, 2011

Although the Staff’s Compliance and Disclosure Interpretation was apparently provided in connection with the resale of equity securities by a person who had acquired those securities from the issuer, we will address the application of the considerations therein to the resale of Notes acquired in connection with market making activities by persons other than the issuer (i.e., Goldman):

1.	Who receives the proceeds from any sale of the Notes?

Goldman would receive all proceeds with respect to any resales under the registration statement, and the Registrant would not receive any of the proceeds. Furthermore, the Registrant will not (and has not) received any proceeds from Goldman with respect to the Notes that Goldman may in the future acquire as market maker because Goldman will acquire those Notes from third parties who then own the notes.

The Registrant received its consideration for the Notes from the participants in the underlying exchange upon issuance in November 2008 with respect to the 9.75% Notes and August 2010 with respect to the 10.000% Notes. Upon their original issuances, Goldman acquired approximately $5 million of the 10.000% Notes and no 9.75% Notes. The 10.000% Notes that Goldman acquired upon their initial issuance are not included in the Registration Statement on Form S-3 because Goldman did not acquire those as market maker. Other than the $5 million of 10.000% Notes, Goldman does not currently own any other Notes.

2.	How long has Goldman held the Notes?

Goldman does not currently own any Notes acquired as market maker because it has not conducted any market making activities with respect to the Notes to date (and Goldman has informed us that it does not intend to conduct any market making activities with respect to the Notes unless and until there is an effective registration statement with respect to its market maker activities). As previously noted, the $5 million of 10.000% Notes that Goldman acquired upon their initial issuance are not included in the Registration Statement on Form S-3 because Goldman did not acquire those as market maker. Other than the $5 million of 10.000% Notes, Goldman does not currently own any other Notes.

EFIH S-3 Response Letter

June 30, 2011

3.	What are the circumstances under which Goldman received the Notes?

Goldman will acquire any position in the Notes to be sold under the Registration Statement on Form S-3 purely as a market maker in transactions with third parties.

4.	What is Goldman’s relationship to the Registrant?

As noted in the Factual Background, affiliates of Goldman are indirect, minority owners of EFH (the Registrant’s parent) and do not individually control EFH or the Registrant. Nevertheless, Goldman may be deemed to be an affiliate of EFH and the Registrant. Affiliates of Goldman (other than the Goldman affiliates that own an indirect equity interest in EFH) have from time to time engaged in commercial and investment banking and financial advisory transactions with EFH and are party to certain commodity and interest rate hedging transactions with subsidiaries of EFH, each in the normal course of business.

5.	What is the amount of Notes involved?

Goldman may acquire an indeterminate amount of Notes in market-making activities. Nevertheless, in light of the significant number of existing market makers in the Notes, we believe that any market making activities by Goldman will not significantly affect the trading of the Notes.

6.	Is Goldman in the business of underwriting securities?

The private equity funds that are affiliated with Goldman and that own an indirect, minority interest in the Registrant are not in the business of underwriting securities. Goldman is in the business of underwriting securities.

7.	Under all of the circumstances, does it appear that Goldman is acting as a conduit for the Registrant?

Goldman’s market making activities with respect to the Notes will be solely for it own (or its clients’) account. The Notes were fully distributed to third parties in their initial issuances, and Goldman will not be acquiring the Notes directly from the Registrant. In fact, the Registrant will not receive any direct or indirect economic benefit from Goldman’s potential market making activities. Accordingly, we do not believe it appears that Goldman is acting as a conduit for the Registrant.

EFIH S-3 Response Letter

June 30, 2011

Five of the seven factors discussed above weigh heavily against any presumption that Goldman will be acting as underwriter with respect to the Notes and that the transaction therefore should be re-characterized as a primary issuance. Only two of the factors – the relationship of Goldman to the Registrant and the fact that Goldman is in the business of underwriting securities – lend any support to an opposite conclusion. Those two factors are mitigated by the fact that (i) funds affiliated with Goldman are merely indirect, minority owners of the Registrant, with limited control over its activities, and (ii) those funds are not themselves in the business of underwriting securities but are instead merely part of a larger organization that conducts underwriting activities through separate entities.

Thus, the Staff’s interpretive guidance strongly supports the conclusion that the market making activities of Goldman in the Notes should not be deemed to be an indirect primary offering with respect to the Notes.

Please direct all questions with respect to the foregoing response to the undersigned (by facsimile (214) 812-5015 or by telephone (214) 812-6038).

Sincerely,

/s/ Andrew M. Wright
Vice President & Associate General Counsel

cc:	Paul Keglevic (Registrant)

Stan Szlauderbach (Registrant)

Robert Kimball (Vinson & Elkins L.L.P.)